UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Cole Real Estate Investments, Inc.

(Exact name of registrant as specified in its charter)

Maryland	26-1846406
(State of incorporation or organization)	(IRS Employer Identification No.)

2325 East Camelback Road, Suite 1100 Phoenix, Arizona	85016
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each Class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share	New York Stock Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.    ☐

Securities Act registration file number to which this form relates:

Securities to be registered pursuant to Section 12(g) of the Act:

None.

Item 1.	Description of Registrant’s Securities to be Registered.

The shares of common stock, $0.01 par value per share (the “Common Stock”), of Cole Real Estate Investments, Inc. (the “Registrant,” “we,” “us” or “our”) were previously registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to a Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2010. In connection with the listing of the Common Stock on the New York Stock Exchange, shares of the Common Stock will be registered pursuant to Section 12(b) of the Exchange Act.

In connection with the listing of the Common Stock, we are seeking stockholder approval of an amended and restated charter at the annual stockholders meeting on June 19, 2013, as described in our proxy statement filed with the SEC on April 11, 2013. A form of the amended and restated charter, marked to reflect the changes to the current charter, is attached to the proxy statement as Annex 1. If approved by our stockholders, the amended and restated charter will be effective immediately prior to the listing of the Common Stock. On May 8, 2013, our board of directors approved a form of amended and restated bylaws to be effective concurrently with the effectiveness of the amended and restated charter. The description below reflects the provisions of the amended and restated charter and amended and restated bylaws.

We were formed under the laws of the state of Maryland. The rights of our stockholders are governed by Maryland law as well as our charter and bylaws. The following summary of the terms of our common stock is only a summary, and reference should be made to the Maryland General Corporation Law and our charter and bylaws for a full description. The following summary is qualified in its entirety by the more detailed information contained in our charter and bylaws. Copies of our charter and bylaws are available upon request.

Our charter authorizes us to issue up to 1,000,000,000 shares of stock, of which 990,000,000 shares are designated as common stock at $0.01 par value per share and 10,000,000 shares are designated as preferred stock at $0.01 par value per share. Our board of directors may amend our charter to increase or decrease the aggregate number of our authorized shares or the number of shares of any class or series that we have authority to issue without any action by our stockholders.

Our charter also contains a provision permitting our board of directors, without any action by our stockholders, to classify or reclassify any unissued common stock or preferred stock into one or more classes or series of common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, and terms and conditions of redemption of any new class or series of stock, subject to certain restrictions, including the express terms of any class or series of stock outstanding at the time. We believe that the power to classify or reclassify unissued shares of stock and thereafter issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Common Stock

Subject to any preferential rights of any other class or series of stock and to the provisions of our charter regarding the restrictions on the ownership and transfer of common stock, the holders of common stock are entitled to such distributions as may be authorized from time to time by our board of directors out of legally available funds and declared by us and, upon our liquidation, are entitled to receive all assets available for distribution to our stockholders. All common stock issued and outstanding is fully paid and nonassessable. Holders of common stock will not have preemptive rights, which means that they will not have an automatic option to purchase any new shares that we issue, or preference, conversion, exchange, sinking fund or redemption rights. Our charter provides that our common stockholders generally have no appraisal rights unless our board of directors determines prospectively that appraisal rights will apply to one or more transactions in which holders of our common stock would otherwise be entitled to exercise appraisal rights. Shares of our common stock have equal distribution, liquidation and other rights.

Preferred Stock

Our charter authorizes our board of directors to issue one or more classes or series of preferred stock without stockholder approval and to fix the voting rights, liquidation preferences, distribution rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences with respect to such preferred stock. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of common stock. If we ever created and issued preferred stock with a distribution preference over common stock, payment of any distribution preferences of outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock. Further, holders of preferred stock are normally entitled to receive a preference payment in the event we liquidate, dissolve, or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of preferred stock may delay, prevent, render more difficult or tend to discourage the following:

•	a merger, offer, or proxy contest;

•	the assumption of control by a holder of a large block of our securities; or

•	the removal of incumbent management.

Also, our board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights that could adversely affect the holders of shares of our common stock.

We currently have no preferred stock issued or outstanding. Our board of directors has no present plans to issue shares of preferred stock, but it may do so at any time in the future without stockholder approval.

Meetings and Special Voting Requirements

Subject to our charter restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of common stock, each holder of common stock is entitled at each meeting of stockholders to one vote per share owned by such stockholder on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of our board of directors. Directors are elected by a plurality of all the votes cast in the election of the directors.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by its board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of these matters by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast. However, under the Maryland General Corporation Law and our charter, the following events do not require stockholder approval:

•	stock exchanges in which we are the successor; and

•	transfers of less than substantially all of our assets.

Also, because our operating assets are held by our subsidiaries, these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

An annual meeting of our stockholders will be held each year. Special meetings of stockholders may be called only upon the request of our board of directors, the chairman of the board, the president, the chief executive officer or, in certain circumstances, by our stockholders. The presence, either in person or by proxy, of stockholders entitled to cast a majority of all the votes entitled to be cast at a meeting on any matter will constitute a quorum.

Restrictions on Ownership and Transfer

In order for us to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended (Internal Revenue Code), we must meet the following criteria regarding our stockholders’ ownership of our shares:

•

five or fewer individuals (as defined in the Internal Revenue Code to include certain tax exempt organizations and trusts) may not own, directly or indirectly, more than 50% in value of our outstanding shares during the last half of a taxable year; and

•	100 or more persons must beneficially own our shares during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year.

We may prohibit certain acquisitions and transfers of shares so as to ensure our initial and continued qualification as a REIT under the Internal Revenue Code. However, there can be no assurance that this prohibition will be effective. Because we believe it is essential for us to continue to qualify as a REIT, among other reasons, our charter provides (subject to certain exceptions) that no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% in value of the aggregate of our outstanding shares or more than 9.8% (in value or number of shares, whichever is more restrictive) of the aggregate of our outstanding shares of common stock. Our board of directors, in its sole discretion, may waive this ownership limit, prospectively or retroactively, if evidence satisfactory to our directors is presented that such ownership will not then or in the future jeopardize our status as a REIT. Also, these restrictions on ownership and transfer will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance with the restrictions is no longer required for us to continue to qualify as a REIT.

Additionally, our charter further prohibits the transfer or issuance of our stock if such transfer or issuance:

•	with respect to transfers only, results in our common stock being owned by fewer than 100 persons;

•	results in our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, without regard to whether the ownership interest is held during the last half of a taxable year;

•

results in our owning, actually or constructively, an interest in a tenant that is described in Section 856(d)(2)(B) of the Internal Revenue Code if the income derived by us from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Internal Revenue Code; or

•	otherwise results in our disqualification as a REIT.

Any attempted transfer of our stock which, if effective, would result in our stock being owned by fewer than 100 persons will be null and void. In the event of any attempted transfer of our stock which, if effective, would result in (i) violation of the ownership limit discussed above, (ii) our being “closely held” under Section 856(h) of the Internal Revenue Code, (iii) our owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Internal Revenue Code if the income derived by us from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Internal Revenue Code or (iv) our otherwise failing to continue to qualify as a REIT, then the number of shares causing the violation (rounded to the nearest whole share) will be automatically transferred to a beneficial trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. After an automatic transfer of shares to a charitable trust has been made, to the extent a violation of certain ownership and transfer restrictions would nonetheless be continuing (for example, where the ownership of shares by a single charitable trust would violate the prohibition in the charter on transfers that would result in being closely held), shares shall be transferred to a number of charitable trusts such that there is not a continuing violation of the transfer and ownership restrictions applicable for qualification as a REIT.

Shares transferred to a beneficial trust are referred to as Excess Securities. Excess Securities will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The trustee of the beneficial trust, as holder of the Excess Securities, will be entitled to receive all distributions authorized by the board of directors on such securities for the benefit of the charitable beneficiary. Our charter further entitles the trustee of the beneficial trust to have all voting rights with respect to the Excess Securities.

Within 20 days of receiving notice from us that the Excess Securities have been transferred to the beneficial trust, the trustee of the beneficial trust shall sell the Excess Securities. The trustee of the beneficial trust may select a transferee to whom the Excess Securities may be sold as long as such sale does not violate the 9.8% ownership limits or the other restrictions on ownership and transfer. Upon sale of the Excess Securities, the intended transferee (the transferee of the Excess Securities whose ownership would violate the 9.8% ownership limits or the other restrictions on ownership and transfer) will receive from the trustee of the beneficial trust the lesser of the price per share received by the trustee (net of any commissions and other expenses of sale), or the price per share the intended transferee paid for the Excess Securities (or, in the case of a gift or devise to the intended transferee, the price per share equal to the market value per share on the date of the transfer to the intended transferee). The trustee of the beneficial trust will distribute to the charitable beneficiary any amount the trustee receives in excess of the amount to be paid to the intended transferee. The trustee of the beneficial trust may reduce the amount payable to the intended transferee by the amount of distributions and other dividends that have been paid to the intended transferee and are owed by the intended transferee to the trustee.

In addition, we have the right to purchase any Excess Securities at the lesser of (i) the price per share paid in the transfer that created the Excess Securities, or (ii) the current market price, until the Excess Securities are sold by the trustee of the beneficial trust. We may reduce the amount payable to the intended transferee upon such sale by the amount of any distribution we pay to an intended transferee on Excess Securities prior to our discovery that such Excess Securities have been transferred in violation of the provisions of the charter. If any legal decision, statute, rule or regulation deems or declares the ownership and transfer restrictions included in our charter to be void or invalid, then we may, at our option, deem the intended transferee of any Excess Securities to have acted as an agent on our behalf in acquiring such Excess Securities and to hold such Excess Securities on our behalf.

Any person who (i) acquires or attempts to acquire shares that will or may violate any of the foregoing ownership and transfer restrictions, or would have owned shares that resulted in a transfer to a beneficial trust is required to give immediate written notice, or (ii) in the case of such a proposed or attempted transaction in clause (i), is required to give us 15 days written notice prior to such transaction. In both cases, such persons must provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT. The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to continue to qualify as a REIT.

The ownership and transfer restrictions do not apply to the underwriter in a public offering of shares or to a person or persons so exempted from the ownership limit by our board of directors based upon appropriate representations and undertakings that our qualification as a REIT is not jeopardized. Any person who owns 5% or more of the outstanding shares during any taxable year will be asked to deliver a statement or affidavit setting forth the number of shares beneficially owned, directly or indirectly.

Distribution Policy and Distributions

We currently pay regular monthly distributions to our stockholders and we intend to continue to pay distributions to our stockholders at a frequency and amount to be determined by our board of directors. Because substantially all of our operations will be performed indirectly through CCPT III OP, our operating partnership, our ability to pay distributions depends in large part on CCPT III OP’s ability to pay distributions to us. In the event we do not have enough cash flow from operations to fund the distribution, we may borrow, issue additional securities or sell assets in order to fund the distributions, and we have no limits on the amounts we may pay from such other sources. Generally, such distributions are determined by our board of directors based on our current and reasonably projected operating cash flows and such other factors as our board of directors deems relevant.

Our board of directors previously authorized the payment of cash distributions to stockholders of record as of the close of business on each day of the period commencing on June 1, 2013 and ending on June 30, 2013, with each daily distribution payable as of each such daily record date in the amount of $0.0019179 per share (a daily rate that is equivalent to an annual rate of $0.70 per share), and with a payment date in July 2013 to be determined in the discretion of our chief executive officer. In connection with the listing of the Common Stock, on May 31, 2013, our board of directors modified its prior authorization of cash distributions for the month of June 2013 by establishing June 28, 2013 as the single record date for distributions relating to the period beginning on the listing date and ending on June 30, 2013, with payment to occur on July 1, 2013. The board of directors’ authorization of distributions for the period commencing on June 1, 2013 and ending on the business day preceding the listing date remains unchanged, except that such distributions will be paid by us on a date no later than July 1, 2013. On June 17, 2013, our board of directors authorized the declaration and payment of a cash distribution on a monthly basis, in the amount of $0.05833334 per share of common stock (a monthly rate that is equivalent to an annual rate of $0.70 per share) for stockholders of record as of each of July 31, 2013, August 30, 2013 and September 30, 2013, respectively. The payment dates for the distributions for the stockholders of record as of July 31, 2013, August 30, 2013 and September 30, 2013 will be August 1, 2013, September 3, 2013 and October 1, 2013, respectively.

Distributions to stockholders are characterized for federal income tax purposes as ordinary income, capital gains, non-taxable return of capital or a combination of the three. Distributions that exceed our current or accumulated earnings and profits typically constitute a return of capital for tax purposes and reduce the stockholders’ basis in our common shares. We will annually notify stockholders of the taxability of distributions paid during the preceding year.

Although we intend to continue to pay distributions at a frequency and amount to be determined by our board of directors, our results of operations, our general financial condition, general economic conditions, restrictions under Maryland law, or other factors may inhibit us from doing so. Distributions are authorized at the discretion of our board of directors, and are based on many factors, including applicable law, current and expected cash flow from operations, as well as the obligation that we comply with the REIT requirements of the Internal Revenue Code. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	our operating and interest expenses;

•	the ability of tenants to meet their obligations under the leases associated with our properties;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates when renewing or replacing current leases;

•	capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Internal Revenue Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of operating cash flows that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. Such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, could require us to borrow funds from third parties on a short-term basis, issue new securities or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash. In addition, such distributions may constitute a return of capital.

Stockholder Liability

The Maryland General Corporation Law provides that our stockholders:

•	are not liable personally or individually in any manner whatsoever for any debt, act, omission or obligation incurred by us or our board of directors; and

•	are under no obligation to us or our creditors with respect to their shares other than the obligation to pay to us the full amount of the consideration for which their shares were issued.

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he or she otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Our board of directors may elect to opt out of the business combination provisions at any time.

Control Share Acquisitions

Maryland law provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to their control shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors, generally, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (1) the person who made or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation.

“Control shares” mean voting shares which, if aggregated with all other voting shares previously acquired by an acquiring person or shares for which the acquiring person can exercise or direct the exercise of voting power, would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of some specific conditions, including an undertaking to pay expenses, may compel our board of directors to call a special meeting of our stockholders to be held within 50 days of a demand to consider the voting rights of the control shares. If no request for a meeting is made, we may present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to some conditions and limitations, we may redeem any or all of the control shares (except those for which voting rights have been previously approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation, or share exchange if we are a party to the transaction or to acquisitions approved or exempted by our charter or bylaws.

As permitted by Maryland General Corporation Law, our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. We cannot provide any assurance, however, that our board of directors will not amend or eliminate this provision at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Exchange Act, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board of directors;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board of directors be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

Pursuant to Subtitle 8, except as may be provided by our board of directors in setting the terms of any class or series of our preferred stock, we have elected to provide that vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) vest in the board of directors the exclusive power to fix the number of directorships and (2) require, unless called by the chairman of our board, chief executive officer, our president or our board of directors, the request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on a matter at such meeting to call a special meeting to consider and vote on any matter that may properly be considered at a meeting of stockholders.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of the board of directors or (iii) by a stockholder who is a stockholder of record both at the time of giving advance notice of such nominations or proposals of business and at the time of such annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors and any such other business at a special meeting may be made only (i) by or at the direction of the board of directors, or (ii) provided that the board of directors has determined that directors will be elected at the meeting, by any stockholder who is a stockholder of record both at the time of giving advance notice of such nominations and at the time of such special meeting, who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

Item 2.	Exhibits.

None.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

COLE REAL ESTATE INVESTMENTS, INC.

Date: June 19, 2013	By:	/s/ Kimberly J. Smith
Kimberly J. Smith Executive Vice President,
General Counsel and Secretary